Exhibit 12

CALCULATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended	Fiscal Year
	3/31/2014	2013	2012	2011	2010	2009
Earnings, calculated as follows:
Add the following:
(a) pretax income from continuing operations (before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees)	(13,601)	(18,293)	7,301	10,426	6,508	(11,475)
(b) fixed charges:
(i) interest expensed and capitalized	9,763	6,911	23	79	74	106
(ii) amortized premiums, discounts and capitalized expenses related to indebtedness	888	653	—	—	—	—
(iii) an estimate of the interest within rental expense (estimated at 1/3 of rental expense)	1,218	1,544	1,617	1,269	1,250	1,276
(iv) preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
(c) amortization of capitalized interest	3	—	—	—	—	—
(d) distributed income of equity investees	—	—	—	—	—	—
(e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—

	(1,729)	(9,185)	8,941	11,774	7,832	(10,093)

From the total of the added items, subtract the following:
(a) interest capitalized,	45	15	—	—	—	—
(b) preference security dividend requirements of consolidated subsidiaries, and	—	—	—	—	—	—
(c) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

	45	15	—	—	—	—

Earnings, as calculated	(1,774)	(9,200)	8,941	11,774	7,832	(10,093)
Fixed Charges (per above)	11,869	9,108	1,640	1,348	1,324	1,382
Ratio of Earnings to Fixed Charges	n/a	n/a	5.5 x	8.7 x	5.9 x	n/a
Dollar amount of Deficiency	13,643	18,308	n/a	n/a	n/a	11,475
Estimate of the interest within rental expense
Rental Expense	3,654	4,633	4,852	3,807	3,749	3,827
Estimate of Interest component of rental expense (%)	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%
Estimate of the interest within rental expense	1,218	1,544	1,617	1,269	1,250	1,276